Exhibit (a)(2)(F)

FOR IMMEDIATE RELEASE

January 7, 2026

WARNER BROS. DISCOVERY BOARD OF DIRECTORS

UNANIMOUSLY RECOMMENDS SHAREHOLDERS REJECT AMENDED

PARAMOUNT TENDER OFFER

Offer Remains Inferior to Netflix Merger Agreement Across Numerous Key Areas

Value is Insufficient Given Significant Costs, Risks and Uncertainties

Heightened Risk of Failure to Close Compared to Netflix Combination

Significant Potential Consequences for Shareholders if PSKY Offer Fails to Close

(New York, NY) – January 7, 2026 – Warner Bros. Discovery, Inc. (“Warner Bros. Discovery” or “WBD”) (NASDAQ: WBD) today announced that its Board of Directors (the “Board”) has unanimously determined that Paramount Skydance’s (“PSKY”) (NASDAQ: PSKY) tender offer, as amended on December 22, 2025, is not in the best interests of WBD and its shareholders and does not meet the criteria of a “Superior Proposal” under the terms of WBD’s merger agreement with Netflix, Inc. (“Netflix”) (NASDAQ: NFLX) announced on December 5, 2025.

The Board unanimously reiterates its recommendation in support of the Netflix combination and recommends that WBD shareholders reject PSKY’s offer.

“The Board unanimously determined that the Paramount’s latest offer remains inferior to our merger agreement with Netflix across multiple key areas,” said Samuel A. Di Piazza, Jr., Chair of the Warner Bros. Discovery Board of Directors. “Paramount’s offer continues to provide insufficient value, including terms such as an extraordinary amount of debt financing that create risks to close and lack of protections for our shareholders if a transaction is not completed. Our binding agreement with Netflix will offer superior value at greater levels of certainty, without the significant risks and costs Paramount’s offer would impose on our shareholders.”

In connection with its determination, today the Board sent a letter to WBD shareholders providing detail on its recommendation.

Full text of the letter follows below.

Dear Fellow Shareholders,

As you know, at the end of last year, your Board of Directors concluded its process to maximize shareholder value by entering into our merger agreement with Netflix. Since then, Paramount Skydance (“PSKY”), a bidder in that process, has commenced a hostile tender offer to acquire WBD, which it recently amended on December 22, 2025.

As described further below, your Board unanimously determined that the PSKY amended offer remains inadequate, particularly given the insufficient value it would provide, the lack of certainty in PSKY’s ability to complete the offer and the risks and costs borne by WBD shareholders should PSKY fail to complete the offer. Accordingly, the Board unanimously recommends that shareholders not tender your shares into the PSKY offer. For a full discussion of the reasons for the Board’s recommendation, we urge you to read the full Schedule 14D-9 filing, including the amendment filed today.

PSKY Offer’s Insufficient Value

PSKY’s offer is inferior given significant costs, risks and uncertainties as compared to the Netflix merger. Under the Netflix merger agreement, WBD shareholders will receive significant value with $23.25 in cash and shares of Netflix common stock representing a target value of $4.50 based on a collar range in the Netflix stock price at the time of closing, which has future value creation potential.

Additionally, WBD shareholders will receive value through their ownership in Discovery Global, which will have considerable scale, a diverse global footprint, and leading sports and news assets, as well as the strategic and financial flexibility to pursue its own growth initiatives and value-creation opportunities.

The Board also considered the costs and loss of value for WBD shareholders associated with accepting the PSKY offer. WBD would be obligated to pay Netflix a $2.8 billion termination fee for abandoning our existing merger agreement; incur a $1.5 billion fee for failing to complete our debt exchange, which we could not execute under the PSKY offer without PSKY’s consent; and incur incremental interest expense of approximately $350 million. The total cost to WBD would be approximately $4.7 billion, or $1.79 per share. These costs would, in effect, lower the net amount of the regulatory termination fee that PSKY would pay to WBD from $5.8 billion to $1.1 billion in the event of a failed transaction with PSKY. In comparison, the Netflix transaction imposes none of these costs on WBD.

Lack of Certainty in PSKY’s Ability to Close the Transaction

The extraordinary amount of debt financing, as well as other terms of the PSKY offer, heighten the risk of failure to close, particularly when compared to the certainty of the Netflix merger. PSKY is a company with a $14 billion market capitalization attempting an acquisition requiring $94.65 billion of debt and equity financing, nearly seven times its total market capitalization. To effect the transaction, it intends to incur an extraordinary amount of incremental debt – more than $50 billion – through arrangements with multiple financing partners.

The transaction PSKY is proposing is in effect a leveraged buyout (“LBO”). In fact, it would be the largest LBO in history with $87 billion of total pro forma gross debt and an estimated gross leverage of approximately 7x 2026E EBITDA before synergies. The WBD Board considered that an LBO structure introduces risks given the acquiror’s reliance on the ability and willingness of its lenders to provide funds at close. Changes in the performance or financial condition of either the target or acquiror, as well as changes in the industry or financing landscapes, could jeopardize these financing arrangements. Many prior large LBOs illustrate that acquirors or their equity and/or debt financing sources can, and do, seek to assert failures of closing conditions in order to terminate a transaction or renegotiate transaction terms. This aggressive transaction structure poses materially more risk for WBD and its shareholders when compared to the conventional structure of the Netflix merger.

The risks inherent in the LBO structure are exacerbated by the amount of debt PSKY must incur, its current financial position and future prospects, as well as the lengthy period to close the transaction – which PSKY itself estimates to be 12-18 months following signing. PSKY already has a “junk” credit rating and it has negative free cash flows with a high degree of dependency on its legacy linear business. Certain fixed obligations that PSKY has incurred or may incur prior to closing, such as the multi-year programming and sports licensing deals, could further strain its financial condition.

Further, the operating restrictions between signing and closing imposed on WBD by the PSKY offer could damage our business, allowing PSKY to abandon the offer. The onerous covenants include, among others, restricting WBD’s ability to modify, renew or terminate affiliation agreements. These restrictions may hamper WBD’s ability to perform and could lead PSKY to assert that WBD has suffered a “material adverse effect,” enabling PSKY and its financing partners to terminate the transaction or renegotiate the terms of the transaction.

In contrast, Netflix is a company with a market capitalization of approximately $400 billion, an investment grade balance sheet, an A/A3 credit rating and estimated free cash flow of more than $12 billion for 2026. The merger agreement with Netflix also provides WBD with more flexibility to operate in a normal course until closing. Given these factors, the Board determined that the Netflix merger remains superior to PSKY’s amended offer.

Consequences for WBD Shareholders Should PSKY Fail to Close the Transaction

If PSKY fails to close its offer, WBD shareholders would incur significant costs and potentially considerable value destruction. In addition to potentially enabling PSKY to abandon or amend its offer, the operating restrictions that PSKY would impose on WBD between signing and closing could impair WBD’s financial condition and ability to maintain its competitive position in the markets in which it operates, and hinder its ability to retain key talent. This includes prohibiting WBD from pursuing the planned separation of Discovery Global and Warner Bros., which was designed to derisk our businesses by allowing each to focus on its own strategic plan. The PSKY offer would also prevent WBD from completing the contemplated debt exchange and refinancing our $15 billion bridge loan without PSKY’s consent, which would limit our financial flexibility. If the PSKY offer fails to close, WBD shareholders would be left with shares in a business that has been restricted from pursuing its key initiatives for up to 18 months.

Further, WBD shareholders would receive insufficient compensation for the damage to our businesses should the PSKY offer not close. The $1.1 billion net amount of the regulatory termination fee that PSKY would pay to WBD represents an unacceptably low 1.4% of the transaction equity value and would not come close to helping WBD address the likely damage to our businesses.

In contrast, should Netflix fail to complete the merger for regulatory reasons, WBD would receive a $5.8 billion termination fee and WBD shareholders would still benefit from the initiatives that the Board and management team are implementing to secure the value of our businesses and ensure their long-term success, including the planned separation of Discovery Global and Warner Bros.

The PSKY Offer Is Not Superior, or Even Comparable, to the Netflix Merger

PSKY has repeatedly failed to submit the best proposal for WBD shareholders despite clear direction from WBD on both the deficiencies and potential solutions. The WBD Board, management team and our advisors have extensively engaged with PSKY and its representatives and provided it with explicit instructions on how to improve each of its offers. Yet PSKY has continued to submit offers that still include many of the deficiencies we previously repeatedly identified to PSKY, none of which are present in the Netflix merger agreement, all while asserting that its offers do not represent its “best and final” proposal.

PSKY’s transaction team, including many of their employees, several law firms, investment and lending banks and consultants, had several months to engage extensively with WBD. They are well aware of the reasons behind the Board’s determination that the Netflix merger agreement is superior to its offer. If on December 4 PSKY did not recognize the weaknesses of its proposal when the Board concluded the process, it has now had several weeks to study the Netflix merger agreement and adjust its offer accordingly. Instead PSKY has, for whatever reason, chosen not to do so.

Your Board negotiated a merger with Netflix that maximizes value while mitigating downside risks, and we unanimously believe the Netflix merger is in your best interest. We are focused on advancing the Netflix merger to deliver its compelling value to you.

Sincerely,

The Warner Bros. Discovery Board of Directors

The basis for the Board’s decision is set forth in Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed today with the U.S. Securities and Exchange Commission.

Allen & Company, J.P. Morgan and Evercore are serving as financial advisors to Warner Bros. Discovery and Wachtell Lipton, Rosen & Katz and Debevoise & Plimpton LLP are serving as legal counsel.

About Warner Bros. Discovery:

Warner Bros. Discovery is a leading global media and entertainment company that creates and distributes the world’s most differentiated and complete portfolio of branded content across television, film, streaming and gaming. Warner Bros. Discovery inspires, informs and entertains audiences worldwide through its iconic brands and products including: Discovery Channel, HBO Max, discovery+, CNN, DC, TNT Sports, Eurosport, HBO, HGTV, Food Network, OWN, Investigation Discovery, TLC, Magnolia Network, TNT, TBS, truTV, Travel Channel, Animal Planet, Science Channel, Warner Bros. Motion Picture Group, Warner Bros. Television Group, Warner Bros. Pictures Animation, Warner Bros. Games, New Line Cinema, Cartoon Network, Adult Swim, Turner Classic Movies, Discovery en Español, Hogar de HGTV and others. For more information, please visit www.wbd.com.

Important Information about the Tender Offer and Where to Find It

WBD has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer (the “tender offer”) by a subsidiary of Paramount Skydance Corporation (“PSKY”) with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION

/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings by WBD, without charge, at the SEC’s website, https://www.sec.gov. In addition, free copies of documents filed with the SEC by WBD will be made available free of charge on WBD’s investor relations website at https://ir.wbd.com.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix, constitute forward-looking statements. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, statements about the tender offer and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (3) the risk that WBD stockholders may not approve the proposed transaction; (4) the risk that the necessary regulatory approvals for the proposed transaction may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the separation could cause a reduction to the consideration for the proposed transaction; (7) risks related to potential litigation brought in connection with the proposed transaction; (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected; (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and their businesses, operations, financial conditions and the industries in which they operate; (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (11) failure to realize the benefits expected from the proposed transaction; (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD and Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock; (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock; (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction, and on the other conditions to the completion of the proposed transaction; (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (21) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations; (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all; (23) uncertainties as to how many WBD stockholders will tender their shares in the tender offer; (24) the conditions to the completion of the tender offer, including the receipt of any required stockholder and regulatory approvals; (25) PSKY’s ability to finance the tender offer and the indebtedness PSKY expects to incur in connection with the tender offer; (26) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate PSKY’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the tender offer; and (27) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the separation. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Non-GAAP Financial Measures

This communication includes financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), such as total pro forma gross debt, gross leverage and free cash flow, which WBD’s management believes is useful information for investors and WBD stockholders to evaluate the financial condition of a combined PSKY-WBD company and the Netflix merger, as applicable. Total pro forma gross debt is calculated as the sum of (i) total debt plus finance leases of WBD, (ii) total debt of PSKY, (iii) adjustments to provide 50% equity credit for PSKY’s junior subordinated debt and (iv) new financing in connection with PSKY’s proposed transaction terms in the PSKY offer. Gross leverage is calculated as gross debt of WBD and PSKY divided by total EBITDA of WBD and PSKY, based on (i) Wall Street consensus estimates of PSKY and WBD EBITDA and free cash flow metrics, (ii) PSKY’s proposed transaction terms in the PSKY offer, (iii) WBD management’s forecasts and (iv) certain other adjustments.

WBD is not able to provide a reconciliation of the non-GAAP forward-looking measures to comparable GAAP measures as, at this time, WBD cannot determine the occurrence or impact of the adjustments, such as the effects of any future synergies from a potential transaction that would be excluded from such GAAP measures. In addition, the non-GAAP forward-looking measures are based on information obtained from Wall Street equity research analysts. Accordingly, WBD is relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K to exclude these reconciliations.

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Source: Warner Bros. Discovery, Inc.